								EXHIBIT 12
AT&T, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in millions

		Six Months Ended June 30, (Unaudited)		Year Ended December 31,
		2017	2016	2016	2015	2014	2013	2012
Earnings:
	Income from continuing operations before income taxes	$11,448	$11,428	$19,812	$20,692	$10,355	$28,050	$10,496
	Equity in net (income) loss of affiliates included above	159	(41)	(98)	(79)	(175)	(642)	(752)
	Fixed Charges	3,925	3,644	7,296	6,592	5,295	5,452	4,876
	Distributed income of equity affiliates	8	19	61	30	148	318	137
	Interest capitalized	(473)	(437)	(892)	(797)	(234)	(284)	(263)

	Earnings, as adjusted	$15,067	$14,613	$26,179	$26,438	$15,389	$32,894	$14,494

Fixed Charges:
	Interest expense	$2,688	$2,465	$4,910	$4,120	$3,613	$3,940	$3,444
	Interest capitalized	473	437	892	797	234	284	263
	Portion of rental expense representative of interest factor	764	742	1,494	1,675	1,448	1,228	1,169

	Fixed Charges	$3,925	$3,644	$7,296	$6,592	$5,295	$5,452	$4,876

	Ratio of Earnings to Fixed Charges	3.84	4.01	3.59	4.01	2.91	6.03	2.97